UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On July 16, 2020, InflaRx N.V. (“InflaRx”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3. Adoption of the Dutch statutory annual accounts for the fiscal year ended December 31, 2019.

InflaRx shareholders approved the adoption of the Dutch statutory annual accounts for the fiscal year ended December 31, 2019.

Agenda Item 5. Instruction to Ernst & Young Accountants LLP for the external audit of InflaRx’s annual accounts for the financial year 2020.

InflaRx shareholders approved the instruction to Ernst & Young Accountants LLP for the external audit of InflaRx’s annual accounts for the financial year 2020.

Agenda Item 6. Release from liability for InflaRx’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2019.

InflaRx shareholders approved the release from liability for InflaRx’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2019.

Agenda Item 7. Extension of authorization for InflaRx’s board of directors (the “Board”) to issue shares and grant rights to subscribe for shares.

InflaRx shareholders approved the extension of authorization for the Board to issue shares and grant rights to subscribe for shares.

Agenda Item 8. Extension of authorization for the Board to limit and exclude pre-emption rights.

InflaRx shareholders approved the extension of authorization for the Board to limit and exclude pre-emption rights.

Agenda Item 9. Extension of authorization for the Board to acquire shares and depository receipts for shares in InflaRx’s capital.

InflaRx shareholders approved the extension of authorization for the Board to acquire shares and depository receipts for shares in InflaRx’s capital.

Agenda Item 10. Approval of changes to InflaRx’s Long-Term Incentive Plan.

InflaRx shareholders approved the changes to InflaRx’s Long-Term Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: July 16, 2020	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

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